March 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Zymeworks Inc.

Request for Withdrawal

Registration Statement on Form S-3 (File No. 333-277717)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zymeworks Inc. (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-277717) (the “Registration Statement”), as initially filed with the Commission on March 6, 2024, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Registrant is a well-known seasoned issuer and intended to file the Registration Statement as a Form S-3ASR. As a result of a clerical error, the Registration Statement was filed as a Form S-3, but has not been declared effective. The Registrant intends to refile the Registration Statement as a Form S-3ASR (the “New Registration Statement”).

No securities were sold in connection with or pursuant to the Registration Statement. We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited toward the New Registration Statement on Form S-3ASR that the Registrant intends to file with the Commission.

The Registrant understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Bryan King of Wilson Sonsini Goodrich & Rosati at (206) 883-2535. Thank you for your assistance in this matter.

Sincerely,

ZYMEWORKS INC.

By:	/s/ Christopher Astle
Senior Vice President and Chief Financial Officer

cc: Bryan D. King of Wilson Sonsini Goodrich & Rosati, P.C.